October 31, 2016

VIA EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alamos Gold Inc. (“Alamos Gold”)

Form 40-F for the Year Ended December 31, 2015

Filed March 24, 2016

File No. 001-35783

Dear Sirs:

We are in receipt of the Commission’s correspondence addressed to the undersigned dated October 19, 2016 (the “Letter”). Thank you for taking the time to review our continuous disclosure record. Alamos Gold takes its participation in capital markets and its continuous disclosure obligations very seriously and welcomes any input that may enhance our disclosures.

Please find below our responses to your inquiries. For ease of reference, we have provided copies of your observations and comments in the body of our reply.

Form 40-F for the Year Ended December 31, 2015

Exhibit 99.2 Management’s Discussion and Analysis

Highlight Summary Tables, page 4

1.	We note your disclosure of “all-in sustaining costs per ounce of gold sold” at individual mine sites excludes corporate and administrative and share based compensation expenses. However, throughout your press releases and management’s discussion and analysis including page 22 “all-in sustaining costs per ounce of gold sold” is a non-gaap performance measure defined as a measure that reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital and other operating costs. There appears to be inconsistency in the label and calculation of “all-in sustaining costs” at the individual mine level and the consolidated level. Please revise to clarify this measure.

Alamos Gold Inc.

Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

At the time of receiving your letter, we are already in the process of revising our approach to presentation of non-GAAP disclosures in our public filings. In future filings we will clarify, with prominence, the difference in calculation of “all-in sustaining cost per ounce of gold sold” at the individual mine level and the consolidated level.

Non-GAAP Measures and Additional GAAP measures, page 21

2.	We note that former Alamos Gold Inc. and AuRico Gold Inc. each identified silver as a by-product in the Form 40-F filings prior to fiscal year 2015. Please quantify the amount of silver sales and if these sales are material in the current year, please tell us how you considered the silver by-product sales in your calculations of cash operating costs per ounce sold, total cash costs per ounce and all-in sustaining costs per ounce.

The Company’s silver production and related sales in 2015 as reported in the Form 40-F for Alamos Gold Inc. (“Alamos”) for the year ended December 31, 2015 consisted of financial and operating performance of AuRico Gold Inc. (“AuRico”) for the period of January 1, 2015 – July 2, 2015, and the combined entity effective July 2, 2015. The silver production and related sales are as follows:

	Silver Ounces Sold	Silver Sales Value (USD)	Gold Sales Value (USD)	Silver Sales % of Gold Sales Revenue
AuRico (Jan 1, 2015 – July 2, 2015)	102,681	$1,664,000	$135,834,000	1.2%
Alamos (combined) (July 2, 2015 – Dec 31, 2015)	109,388	$1,671,000	$219,266,000	0.8%

Total (per 2015 Financial Statements)	212,069	$3,335,000	$355,100,000	0.9%

In addition, Former Alamos, which is not included in the consolidated financial statements of Alamos for the year ended December 31, 2015 given it ceased to exist on acquisition by AuRico on July 2, 2015 to form Alamos, had silver production and related sales as follows:

	Silver Ounces Sold	Silver Sales Value (USD)	Gold Sales Value (USD)	Silver Sales % of Gold Sales Revenue
Former Alamos (Jan 1, 2015 – July 2, 2015)	66,303	$1,070,000	$88,735,000	1.2%

In the tables above, the Sales Value reflects the silver sold during the periods. The Company determined that by-product sales in 2015 were not material.

Silver sales are offset against refining and transportation costs as a by-product credit included in mining and processing costs in the consolidated financial statements for the year ended December 31, 2015. Given by-product sales are included in mining and processing costs, there is no adjustment required in the calculation of cash operating costs, total cash costs, and all-in sustaining costs per ounce of gold sold to account for silver by-product sales.

Alamos Gold Inc.

Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

Exhibit 99.3 2015 Financial Report

Notes to Consolidated Financial Statements, page 9

3.	Please quantify the amount received from sales of silver in the merged company for the year ended December 31, 2015. Please clarify your accounting policy for the sale of silver by-products during the year ended December 31, 2015.

Silver sales recorded in the merged company for the year ended December 31, 2015 were $3.3 million, or 0.9% of gold sales revenue. As discussed above, the Company determined that by-product silver sales for the year ended December 31, 2015 were not material.

Silver sales are offset against refining and transportation costs as a by-product credit included in mining and processing costs in the consolidated financial statements for the year ended December 31, 2015.

We would appreciate confirmation from the Commission at the very earliest whether the foregoing responses are adequate. Although not specifically requested by you, we also wish to confirm that each member of our audit committee and auditors have received a copy of the Letter and our response.

We look forward to hearing from you.

Alamos Gold Inc.

/s/ James R. Porter

Jamie R. Porter, CPA, CA Chief Financial Officer

Cc:	Audit Committee, Alamos Gold Inc.

Mr. David Oldham, Partner – KPMG LLP

Mr. Nils Engelstad, Vice President, General Counsel – Alamos Gold Inc.

Alamos Gold Inc.

Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com